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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                             ---------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   649840105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                             DANIEL W. FARLEY, ESQ.
                          VICE PRESIDENT AND SECRETARY
                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               ITHACA-DRYDEN ROAD
                                 P.O. BOX 3200
                          ITHACA, NEW YORK 14852-3200
                                 (607) 347-2506
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                         ------------------------------

                                    COPY TO:
                              SETH A. KAPLAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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    This Amendment No. 1 (this "Amendment No. 1") amends and supplements the
Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on July 30, 1997 by New York State Electric & Gas Corporation, a New York corporation (the "Company"), relating to the offer by CE Electric (NY), Inc., a New York corporation ("CENY") and a wholly owned subsidiary of CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), to purchase 6,540,670 shares of outstanding Common Stock, par value $6.66 2/3 per share, at $24.50 per share. Capitalized terms used but not defined herein have their respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended as follows:

    The section captioned "Litigation" is hereby deleted in its entirety and replaced with the following:

    LITIGATION. On July 30, 1997, the Company commenced an action against CalEnergy and CENY in the United States District Court for the Southern District of New York. The action seeks preliminary and permanent injunctive relief against the Stake-Out Tender Offer and planned takeover attempt of the Company by CalEnergy and CENY, on the grounds, among other things, that CalEnergy has breached and continues to violate the Confidentiality Agreement and that the defendants' tender offer materials contain misleading and inadequate disclosures, thereby violating the federal securities laws. In addition, the Company seeks an order divesting any and all securities of the Company acquired by CalEnergy and its affiliates while in possession of such confidential information.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


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
Exhibit
 35*        -- Complaint in NEW YORK STATE ELECTRIC & GAS CORPORATION V. CALENERGY COMPANY,
            INC., ET AL. (U.S. District Court, Southern District of New York).

Exhibit
 36*        -- Letter to the Employees of the Company, dated July 30, 1997, relating to the recommendation of the Board of Directors of the Company with respect to the
              Stake-Out Tender Offer.

Exhibit
 37*        -- Letter to the Managers of the Company, relating to the recommendation of the
            Board of Directors of the Company with respect to the Stake-Out Tender Offer.

Exhibit
 38*        -- Audio Script prepared for Wesley W. von Schack, relating to the recommendation of the Board of Directors of the Company with respect to the
              Stake-Out Tender Offer.

Exhibit
 39*        -- Letter to Retired Employees of the Company, dated July 30, 1997, relating to the recommendation of the Board of Directors of the Company with respect to the
              Stake-Out Tender Offer.

Exhibit
 40*        -- Audio Script prepared for the Company's Customer Call Center.

Exhibit
 41*        -- Advertisement run Thursday, July 31, 1997 in selected newspapers within the
            Company's service territory.
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*   Previously filed

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                NEW YORK STATE ELECTRIC & GAS CORPORATION

                                BY:           /S/ WESLEY W. VON SCHACK
                                     -----------------------------------------
                                                Wesley W. von Schack
                                              (CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER)

Dated: July 30, 1997

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